Exhibit -



                           Reimbursement Agreements


The Bread & Butter Fund, Inc. will reimburse officers and directors not affiliated with the Investment Adviser to compensate for travel expenses associated with performance of their duties. As the Fund grows in total assets, the Board of Directors may place them on salaries commensurate with their duties.

The Fund has no plans to compensate officers, employees and directors who are affiliated with the Investment Adviser except indirectly through payment of the management fee.









































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